Exhibit 1.01

Insulet Corporation
Conflict Minerals Report
For Calendar Year 2016

Insulet Corporation ("Insulet," the "Company," "we" and "our") submits this Conflict Minerals Report for the period January 1 to December 31, 2016 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products contracted to be manufactured contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (collectively, "3TG”).

Overview

Insulet's Business

The Company primarily engages in the development, manufacturing and sale of our proprietary drug delivery device, one of which is the Omnipod Insulin Management System, an innovative, discreet and easy-to-use continuous insulin delivery system for people with insulin-dependent diabetes (collectively, the "Covered Products"). The Omnipod Insulin Management System features a small, lightweight, self-adhesive disposable tubeless Omnipod device which is worn on the body for approximately three days at a time and its wireless companion, the handheld Personal Diabetes Manager. The Covered Products are contracted to be manufactured for the Company by a subsidiary of Flextronics International Ltd ("Flextronics"), a socially-responsible, global leader in design, manufacturing and distribution of products.

Insulet's Products Covered by this Report

Based on inquiries to Flextronics, our sole manufacturer, and Flextronics' inquiries to its suppliers of components and subassemblies within the Covered Products, the Company has determined that 3TG are necessary to the functionality or production of the Covered Products manufactured during calendar year 2016. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry ("RCOI") to determine whether any 3TG contained in the Covered Products originated in the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, the "Covered Countries"), or were from recycled or scrap sources.

Reasonable Country of Origin Inquiry

The elements of the RCOI were: identification of relevant suppliers; data collection; and assessment to determine whether further due diligence was required.

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Identification of the suppliers: Flextronics is the sole manufacturer of the Covered Products. Our direct suppliers are either engaged directly by the Company or by Flextronics on behalf of the Company to provide components and subassemblies for the Covered Products.  Flextronics assisted us in our RCOI by helping us to initially identify 91 suppliers that may have provided 3TG used in the Covered Products (the "Supplier Group").

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Information gathering from suppliers: On our behalf, Flextronics distributed information to the Supplier Group about the Rule and requested information regarding the source of 3TG contained in the components and subassemblies supplied to manufacture the Covered Products.  Flextronics sent the Supplier Group the Conflict-Free Sourcing Initiative (the "CFSI")'s electronic Conflict Minerals Reporting Template (the "CMRT").  The CMRT is designed to obtain information on the 3TG contained in materials manufactured or supplied by the Supplier Group used in the Covered Products, including information on the type of 3TG involved, the source of the 3TG and the country of origin of 3TG, as well as the smelters and refiners of those 3TG.  Flextronics reviewed responses to the CMRT for plausibility, consistency and completeness.  If responses provided in the CMRT were inconsistent, Flextronics would contact the supplier to correct inconsistent responses.  Flextronics also reviewed smelters reported on responses to the CMRT against the CFSI's Conflict-Free Smelter Program ("CFSP").  For smelters that could not be identified against CFSP, Flextronics contacted the supplier to request additional smelter information.  Flextronics provided us with reports that summarized the Supplier Group's responses.  Of the entities identified in the Supplier Group, Flextronics determined that five were duplicates of other entities on the list and that seven other entities did not supply materials covered by the Rule.  Of the remaining 79 entities in the Supplier Group, Flextronics received completed CMRT responses from over 95% of the entities.

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Assessment: Based on the RCOI, the Company has reason to believe that some 3TG may have originated in the Covered Countries and may not be from recycled or scrap sources. Accordingly, we conducted further due diligence on the source and chain of custody of 3TG contained in components and subassemblies provided by the Supplier Group.

Due Diligence Process

Design of Due Diligence Measures

Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development's "Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas, Second Edition (2013)" and the related Supplements for 3TG (the "OECD Framework"). Our due diligence included the following elements of the OECD Framework:

•	Step 1: Establish strong company management systems;

•	Step 2: Identify and assess risk in the supply chain;

•	Step 3: Design and implement strategy to respond to identified risks;

•	Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and

•	Step 5: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

The Company has established a management system to determine the source and chain of custody of 3TG in our supply chain.

Conflict Minerals Policy.  We have adopted a Conflict Minerals Policy that outlines to suppliers and customers our commitment to responsible sourcing of 3TG throughout our supply chain and to compliance with the Rule. The Conflict Minerals Policy is publicly available on our website at: http://investor.insulet.com/common/download/download.cfm?companyid=AMDA-HCNX4&fileid=758584&filekey=4C06C927-229D-4B13-82A0-B615DB46B31E&filename=PODD_WebDoc_14101.pdf.

Internal Team.  Our management system includes oversight of our RCOI and due diligence data by a team (the "3TG Compliance Team") made up of representatives from various departments within the Company, such as Operations (which include members from our manufacturing and supply chain and procurement functions) and Legal.  The 3TG Compliance Team is responsible for assessing any risks that may exist in our supply chain.  Our Senior Vice President of Global Manufacturing and Operations oversees the work of our 3TG Compliance Team.

Control Systems.  We utilize the CMRT sent to the Supplier Group by Flextronics to gather information on the chain of custody of 3TG included in the Covered Products.

Supplier Engagement.  On our behalf, Flextronics has communicated to the Supplier Group our obligations under the Rule by distributing to them the CMRT and providing them with training materials on compliance with the Rule.

Grievance Mechanism. We have a company level grievance mechanism as part of our Code of Business Conduct and Ethics that provides employees with a mechanism to report violations of our policies or other concerns. We have procedures in place for follow-up in the event any conflict minerals issues are raised through our grievance mechanism.

Record retention.  We have a record retention policy applicable to conflict minerals-related documentation.

Step 2: Identify and Assess Risk in the Supply Chain

Distribution of CMRT to Supplier Group.  In 2016, on behalf of the Company, Flextronics distributed the CMRT to the Supplier Group in order to gather information on our supply chain, including (i) whether any of the minerals which could potentially be classified as 3TG are contained in materials they supplied to Flextronics or came from recycled or scrap sources, (ii) whether those minerals are necessary to the functionality or production of the parts or products in which they are used and (iii) whether those minerals originated from the Covered Countries.

Assessment of Supplier Group Responses.  Of the 79 entities comprising the applicable Supplier Group, we received fully completed CMRT responses from over 95% of the group.  Flextronics reviewed each response to assess the adequacy of such response.  Suppliers that failed to respond to the CMRT or that did not provide responses to all applicable questions in the CMRT received follow-up communications from Flextronics on our behalf requesting additional information.  If supplier responses indicate that 3TG contained in components and subassemblies provided to Flextronics for the Covered Products may have originated from the Covered Countries, then such responses were reviewed by Flextronics and reported to our 3TG Compliance Team for further review and determination of follow-up steps.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We work with Flextronics to implement a risk management plan to address concerns that a supplier may be providing 3TG sourced from the Covered Countries for the production of the Covered Products. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries, Flextronics, on our behalf, will follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and smelter or refiner. Identified risks will be reported to the 3TG Compliance Team, which will determine appropriate follow-up actions, if any, to mitigate risks.  There have been no known instances of high risk issues in the supply chain that require follow-up actions to be considered.

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company relies on the CFSI's CFSP to perform third-party audits of smelters and refiners.

Step 5: Report on Supply Chain Due Diligence

This Conflict Minerals Report will be filed with the SEC and be publicly available at http://investor.insulet.com/common/download/download.cfm?companyid=AMDA-HCNX4&fileid=758584&filekey=4C06C927-229D-4B13-82A0-B615DB46B31E&filename=PODD_WebDoc_14101.pdf. The reference to the Company's website is provided for convenience only, and its contents are not incorporated by reference into this Report nor deemed filed with the SEC.

Due Diligence Results

Based on information from completed responses to the CMRT, Flextronics identified over 250 unique smelters or refiners used by the Supplier Group that may have been used to process 3TG in the Covered Products.  Because many of the supplier responses to the CMRT are company-wide and not product specific, the information provided on smelters or refiners may include facilities that do not provide materials that are used in our products. Due to the many company-wide responses and the multiple levels of suppliers in our supply chain, we are unable to determine with certainty at this time which smelters or refiners or which countries of origin listed in the responses to the CMRT actually provide the specific 3TG used in our Covered Products.  Accordingly, as of this reporting period, the Company does not know all the facilities used to process the 3TG used in our Covered Products, or the country of origin of all the 3TG used in our Covered Products.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefit armed groups:

(1)	Continue to work closely with Flextronics and the Supplier Group to obtain the necessary information on the origin of 3TG contained in the materials or components used in the Covered Products.

(2)
Include a 3TG compliance provision in new or renewed purchase agreements with direct material suppliers to set forth the Company's expectations that such suppliers will cooperate with the Company's RCOI and due diligence measures as required by the Rule.

Cautionary Statement about Forward-Looking Statements
This report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management's assumptions and assessments in the light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near- and long-term. These forward-looking statements should be considered in the light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management's Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Form 10-K for the year ended December 31, 2016 and other filings with the SEC.